

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Helen Sabzevari
President and Chief Executive Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, Maryland 20876

  Re: Precigen, Inc.
    Registration Statement on Form S-3
    Filed December 29, 2023
    File No. 333-276337

Dear Helen Sabzevari:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cindy Polynice at 202-551-8707 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Yasin Keshvargar, Esq.